Exhibit 99.21

David Linebarger

SACRISON ENGINEERING

320 Poplar Drive, Elko, NV 89801-4508

Telephone: 775-753-9490

Facsimile: 775-549-8949

CONSENT OF EXPERT

February 25, 2010

British Columbia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Registrar of Securities, Northwest Territories
Saskatchewan Financial Services Commission	Registrar of Securities, Nunavut
Manitoba Securities Commission	Registrar of Securities, Yukon
Ontario Securities Commission	United States Securities and Exchange Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Re:	Annual Information Form dated February 25, 2010 (the "Annual Information Form") of Minefinders Corporation Inc. (the "Company").

I refer to the report entitled “Technical Report on the La Bolsa Property, Sonora, Mexico” dated October 16, 2009 (the “Report”) as referenced in the Annual Information Form and documents incorporated by reference therein.

This letter is being filed as my consent to the use of my name and the Report in the Annual Information Form and in documents incorporated by reference therein.

I confirm that I have read the Annual Information Form and I have no reason to believe that there are any misrepresentations that are derived from the Report referred to above or that are within my knowledge as a result of the services I performed in connection with such Report.

I consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company's Form 40-F dated February 25, 2010, and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company's Form F-10, to incorporate the Company's Form 40-F dated February 25, 2010.

Yours truly,

/s/ David Linebarger

David Linebarger

February 25, 2010